

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Jacinth C. Smiley
Chief Financial Officer
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

      Re: Hormel Foods Corporation
          Form 10-K for the Fiscal Year Ended October 29, 2023
          File No. 001-02402

Dear Jacinth C. Smiley:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing